Graubard Miller

The Chrysler Building

405 Lexington Avenue
NEW YORK, N.Y. 10174-1901

(212) 818-8800

facsimile (212) 818-8881		direct dial number (212) 818-8638 email address jgallant@graubard.com
October 24, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	North Shore Acquisition Corp. Registration Statement on Form S-1 Filed September 20, 2007 File No. 333-145278

Dear Mr. Owings:

On behalf of North Shore Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 19, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to John Fieldsend. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary, page 11

1.

We note your response to comment 5 in our letter dated September 6, 2007. However, your Prospectus Summary section is still too long and continues to repeat much of the information fully discussed in the body of your document. Again, the summary section is only intended to provide a brief snapshot of the offering. Please revise.

We have revised the Prospectus Summary section as requested.

Securities and Exchange Commission

October 24, 2007

2.

We note your response to comment 6 in our letter dated September 6, 2007. You state that you will not acquire an entity with which your management “has had acquisition or investment discussions through their other business activities.” Nevertheless, please tell us whether your management members are aware of any possibilities in their separate capacities that they may direct to you. Again, considering you are selling your plan to acquire a business and nothing more, your initial shareholders knowledge and intentions in taking part in this company are material to the public’s understanding of your company. Please revise to disclose the intentions and all material knowledge in this document of your initial shareholders and management members.

We have revised the disclosure on page 37 of the Registration Statement as requested.

3.

We note your response to comment 11 in our letter dated September 6, 2007. In that comment, we requested that you clarify that no distributions may be made from your stockholders’ trust account until provisions for the payment of your creditors has first been made in accordance with the applicable provisions of the DGCL. In this regard, you responded that the following disclosure on pages 11 and 44 of your document satisfies our comment. “Accordingly, we would be required to provide for any creditors known to us at that time as well as provide for any claims that we believe could potentially be brought against us within the subsequent 10 years prior to distributing the funds held in the trust to our public stockholders.” Please revise your disclosure, at least on page 11, to state in plain English that you will not make any distributions to your shareholders from the trust account unless and until you have reserved sufficient funds to satisfy any current claims or any other claims that you believe could be brought against you in the next 10 years.

We have revised the disclosure on page 11 of the Registration Statement as requested.

Summary Financial Data, page 14

4.

We reviewed your response to comment 12 in our letter dated September 6, 2007 and the revisions to your disclosure. Please explain to us why it is appropriate to include funds held in trust that will not be made available to you to fund expenses and other working capital requirements in the “as adjusted” working capital amount. Since the funds will be used to consummate a business combination and pay deferred underwriter fees classified as a non-current liability or returned to shareholders it appears that a non-current classification would be appropriate. See Chapter 3 of ARB 43.

While the Company may use substantially all of the net proceeds of the offering to acquire a target business, it is not limited to structuring a transaction in this way. Instead, as indicated throughout the Registration Statement, the Company may use the net proceeds of the offering, its capital stock, debt or a combination of cash, capital stock and debt to acquire a target business. It is possible that the Company could determine to structure a business combination solely through the use of its capital stock and retain all the cash held in the trust account for

Securities and Exchange Commission

October 24, 2007

continuing working capital requirements following the business combination. Moreover, the Company may determine to seek additional financing to pay the deferred underwriters’ discount so as to keep its working capital at a certain level following the consummation of a business combination. The determination of how to structure a potential business combination as well as the Company’s capital needs following such a business combination will not be determined until a later date. Accordingly, for the foregoing reasons, the Company believes it is appropriate to include the funds held in trust in the “as adjusted” working capital amount at this time.

Risk Factors, page 15

5.

We note your response to comment 16 in our letter dated September 6, 2007. We continue to believe that further revision is needed to place your risk factors in context and to avoid repetition. As an example, the last risk factor on page 23 appears to be similar to information presented in the first risk factor on page 16.

We also note the deletion of your previous risk factor relating to a business combination with a company located outside of the United States. Please advise.

Further, we continue to believe some of your risk factors should be separated into multiple risk factors, such as the last risk factor on page 17 and the second risk factor on page 22. Please revise.

We have further revised the “Risk Factor” section as requested. The risk factor relating to a business combination with a company located outside of the United States was removed in response to the Staff’s previous comment 16 as the risks discussed in such risk factor would be applicable to any company that acquired a target business outside of the United States and was, therefore, considered generic in nature.

If we are forced to liquidate before a business combination and distribute the..., page 15

6.

We note your response to comment 17 in our letter dated September 6, 2007. Please include your response and define the “short period of time” as well as the circumstances whereby shareholders would receive at least $8.00 per share.

We have revised the disclosure on page 43 of the Registration Statement to provide the above-requested information. However, we did not include such information in the above-referenced risk factor as we believe it is ameliorative and therefore does not belong in the risk factors.

Our existing stockholders including our officers and directors, control..., page 24

7.	Please indicate whether the existing stockholders intend to purchase shares in the offering and also indicate that the stated ownership percentage does not include their insider warrants.

We have revised the disclosure on page 23 of the Registration Statement as requested.

Securities and Exchange Commission

October 24, 2007

Sources of Target Businesses, page 37

8.

We note your responses to comments 27 and 38 in our letter dated September 6, 2007. We believe your current activity of seeking to effect a business combination is an industry and that you are in competition with numerous other companies with similar business plans as stated in your risk factor on page 16. Please provide the requested disclosures.

We have revised the disclosure on pages 37 and 45 of the Registration Statement as requested.

9.

We note your response to comment 28 in our letter dated September 6, 2007. Please further revise to indicate under what circumstances you would pay a finders fee on an uncompleted transaction and furnish the previously requested information. Further, please clearly state your plans and intentions with regard to the finder’s fee and not simply state what is “customary.”

We have revised the disclosure on pages 29 and 37 of the Registration Statement as requested.

Liquidation if No Business Combination, page 42

10.

We note your response to comment 36 in our letter dated September 6, 2007. On page 44, however, the disclosure only indicates you are obligated to seek such waivers. Please provide the previously requested information.

Although we believe the basis for the statements described in the Staff’s previous comment 36 was adequately disclosed, we have determined to delete the statements on pages 16 and 44 of the Registration Statement. We therefore believe this comment is no longer applicable.

Principal Stockholders, page 56

11.	We note your response to comment 42 in our letter dated September 6, 2007. Please indicate whether these sales or transfers will be required to be registered.

We have revised the disclosure on page 57 of the Registration Statement as requested.

Certain Transactions, page 56

12.

We note your response to comment 43 in our letter dated September 6, 2007. We were not referring solely to the per share price. Please revise to indicate how you determined the sale price. If it was arbitrary, so state.

We have revised the disclosure on page 57 of the Registration Statement as requested.

Securities and Exchange Commission

October 24, 2007

Financial Statements, page F-1

Note E - Commitments, page F-10

13.

We reviewed your response to comment 49 in our letter dated September 6, 2007 and the revisions to your disclosure. As previously requested, please disclose all significant terms of the option, including those related to exercisability and expiration.

We have revised the disclosure on page F-11 of the Registration Statement as requested.

Very truly yours,
/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Barry J. Gordon

Marc H. Klee